Exhibit 99.1

Contact:
Gilad Yehudai
Chief Financial Officer
+972-77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Calls 2012 Annual General Meeting of Shareholders

TEL AVIV, Israel − November 7, 2012− RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading network service assurance provider, announced today that it has scheduled its 2012 annual general meeting of shareholders to take place on Monday, December 17, 2012 at 3:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.  The record date for the meeting is November 12, 2012.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about November 14, 2012, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

(1)	To re-elect the following members of the Company’s Board of Directors: Zohar Zisapel and Matty Karp;

(2)	To elect Ms. Heli Bennun as a new director of the Company;

(3)	Subject to the approval of Item 2, to approve the remuneration of the new director of the Company;

(4)	To approve a grant of options to Ms. Heli Bennun in her capacity as a consultant of the Company;

(5)	To approve liability insurance covering the directors and controlling shareholders of the Company in their capacity as directors or officers of the Company;

(6)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as the Company’s independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of the Company’s Board of Directors to fix their remuneration;

(7)	To discuss the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2011; and

(8)	To transact such other business as may properly come before the meeting or any adjournment thereof.

Quorum

Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

Voting Requirements

Items 1, 2, 5 (in part) and 6 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.  Items 3, 4 and 5 (in part) require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the Company's outstanding ordinary shares.  Items 7 and 8 will not involve a vote.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.